Filed Pursuant to Rule 433
Registration Statement No. 333-189888
STRATEGIC ACCELERATED REDEMPTION SECURITIES®

Strategic Accelerated Redemption Securities® Linked to the Common Stock of Whole Foods Market Inc.
Issuer	Royal Bank of Canada (“RBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week, if not called on the first or second Observation Dates
Underlying Stock	Common stock of Whole Foods Market Inc. (NASDAQ symbol: “WFM”)
Automatic Call	Automatic call if the Observation Level of the Underlying Stock on any of the Observation Dates is equal to or greater than the starting value
Observation Level	The Closing Market Price of the Underlying Stock on any Observation Date (as described in the Preliminary Offering Documents)
Observation Dates	Approximately six, nine and twelve months after the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
• [$10.750 to $10.950] if called on the first Observation Date
• [$11.125 to $11.425] if called on the second Observation Date
• [$11.500 to $11.900] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level on any of the Observation Dates will be equal to or greater than the starting value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465914004026/c528144fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	If the notes are not called, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of RBC. If RBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stock.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
•
The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.